Continued Earnings Improvement at Bowl America

Bowl America Incorporated today reported its fifteenth consecutive quarterly year-to-year per share earnings increase for the period ended April 1, 2001. Fiscal third quarter earnings were $.35 compared to $.34 last year and nine month earnings rose from $.61 to $.70.

The Company does not expect to be able to maintain the quarterly improvement during the fourth quarter. Last year that quarter included a fourteenth week. In addition, the calendar shift moved a week of winter league bowling out of this year's fourth quarter.

No utility suppliers in the Company's trade areas have projected capacity shortages for the summer, although prices, particularly for natural gas, may be expected to rise. Gasoline price increases will mainly affect our customers, who may curtail their recreation spending. However, if people plan close to home vacations during the summer to avoid the higher gasoline prices, bowling can be expected to benefit.

Bowl America operates 21 bowling centers in Maryland, Virginia and Florida and its stock trades on the American Stock Exchange with the symbol BWL.A. The Company's SEC Form 10-Q is available at www.sec.gov on the EDGAR system.